BB 3/24

[redacted]

12013779

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8-29116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookstone Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2920 Drane Field Road
(No. and Street)

Lakeland (City) Florida (State) 33811 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Ramos 863-701-7885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ramos David Randall
(Name – *if individual, state last, first, middle name*)

4215 Old Road 37, Lakeland, Florida 33813
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 4/12

OATH OR AFFIRMATION

I, Paul R. Richardson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookstone Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Paul R. Richardson

Signature

CEO / President

Title

Notary Public

CHERI A. MALONEY
MY COMMISSION # EE099983
EXPIRES June 05, 2015
(407) 398-0153 FloridaNotaryService.com

This report ** contains ~~(check all applicable~~ boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brookstone Securities, Inc.

Financial Statements and
Supplemental Material

Year Ended December 31, 2011

Financial Statements and Supplemental Material

Brookstone Securities, Inc.

Year Ended December 31, 2011

Financial Statements and Supplemental Material

Brookstone Securities, Inc.

Year Ended December 31, 2011

THIS PAGE INTENTIONALLY LEFT BLANK.

BROOKSTONE SECURITIES, INC...

YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

David Ramos
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Brookstone Securities, Inc.

I have audited the accompanying statement of financial condition of Brookstone Securities, Inc. as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookstone Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Net Capital required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepared the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing procedures generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

David R. Ramos, CPA

February 1, 2012

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

BROOKSTONE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

CURRENT ASSETS	
Cash	$ 213,668
Receivables:	
Commissions	1,882,638
Other	385,055
Advances to sales representatives	42,270
Advances to related parties	85,494
Prepaid expenses	70,279
Total current assets	2,679,404
PROPERTY AND EQUIPMENT, net of accumulated depreciation	61,782
DEPOSIT	11,291
Total assets	$ 2,752,477

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 96,346
Commissions payable	2,037,420
Total current liabilities	2,133,766
STOCKHOLDERS' EQUITY	
Common stock:	
Class A, $.001par value; 1,500,000 shares authorized, 1,143,550 issued	1,144
Class B, $.001 par value; 500,000 shares authorized, 178,587 issued	179
Additional paid-in capital	1,471,683
Treasury stock, at cost: 135,714 shares	(611,333)
Retained earnings	(242,962)
Total stockholders' equity	618,711
	$ 2,752,477

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2011

REVENUES	
Commissions	$ 25,468,158
Investment advisory fees	1,826,070
Total revenues	27,294,228
OPERATING EXPENSES	
Commissions	20,776,237
Payroll and related expenses	2,193,655
Clearing and related fees	2,040,142
Equipment expenses	261,756
Professional fees	1,087,042
Occupancy	173,157
Insurance	275,278
Contract labor	21,574
Miscellaneous	53,065
Office expense	73,121
Telephone	78,528
Advertising	49,031
Travel	67,875
Contribution	6,300
Automobile	31,401
Arbitrations and settlements	353,302
Total expenses	27,541,464
NET INCOME (LOSS)	$ (247,236)

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2011

	COMMON STOCK-A	COMMON STOCK-B	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK AT COST	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
BALANCE, December 31, 2010	$ 1,046	$ 179	$ 1,271,781	$ (118,414)	$ 25,282	$ 1,179,874
STOCK ISSUANCE	98	-	199,902	-	-	200,000
STOCK BUYBACK	-	-	-	(492,919)	-	(492,919)
DIVIDENDS	-	-	-	-	(21,008)	(21,008)
NET INCOME (LOSS)	-	-	-	-	(247,236)	(247,236)
BALANCE, December 31, 2011	$ 1,144	$ 179	$ 1,471,683	$ (611,333)	$ (242,962)	$ 618,711

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ (247,236)
Adjustment to reconcile net earnings to net cash provided by operating activities:	
Depreciation	15,023
Increase in receivables	(308,139)
Increase in prepaid assets	(25,152)
Increase in deposits	(1,000)
Decrease in accounts payable	(44,179)
Increase in commissions payable	365,528
Net cash from operating activities	(245,155)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(18,945)
Net cash used in investing activities	(18,945)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from stock sale	200,000
Payment of dividends	(21,008)
Advances to related party	(189,053)
Collections from related party	160,000
Net cash used in investing activities	149,939
NET INCREASE (DECREASE) IN CASH	(114,161)
CASH, December 31, 2010	327,829
CASH, December 31, 2011	$ 213,668

SUPPLEMENTAL DATA

Income taxes paid	$ -
Interest paid	-

Read accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF COMPANY - Brookstone Securities, Inc. (the "Company") is a broker-dealer registered with the Securities Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Florida corporation.

BASIS OF ACCOUNTING - The Company's policy is to prepare its financial statements on the accrual basis of accounting.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH - For the purposes of reporting cash flows, cash includes cash on hand, in bank accounts and invested cash with maturities of three months or less.

RECEIVABLES - Amounts due to the Company at year end are deemed fully collectible. Thus, no allowance for doubtful accounts is recorded. Of the commissions due to the Company at year end, $1,287,411 were due from a clearing organization. Pursuant to written agreement, the Company maintains deposit accounts with the clearing broker-dealers in the event a customer defaults on payments for securities. These deposit balances were reported at $375,000 at December 31, 2011 and are included in other receivables.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

LIABILITIES - At December 31, 2011, there were no liabilities that were subordinated to general creditors.

ADVERTISING - Advertising costs are expensed in the year incurred.

COMMISSIONS AND INVESTMENT ADVISORY INCOME - Commissions and related clearing expenses are recorded on a settlement date basis. Investment advisory fees are recorded as income upon receipt after being billed monthly. All transactions are cleared through another broker-dealer on a fully disclosed basis.

INCOME TAXES - There are no timing differences used by the Company which would result in the creation of a deferred tax account. Income for tax purposes is approximately the same as income reported for accounting purposes. The Company is included in the consolidated federal income tax return filed by Brookstone Capital Management, LLC (BCM). Net operating losses of approximately $240,000 exist and expire in year 2031. The Company's open tax years are those after 2007.

FAIR VALUE OF FINANCIAL INSTRUMENTS - Management believes that substantially all of the Company's financial assets and liabilities are carried at fair value or amounts which, because of their short-term nature, approximate current fair value.

NOTE 2 - PROPERTY AND EQUIPMENT

Major classes of property and equipment consists of:

Office equipment	$	53,726
Artwork		33,701
		87,427
Less accumulated depreciation		25,645
Net property and equipment	$	61,782

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2011, the Company had net capital of $346,724 which was $204,473 in excess of its required net capital of $142,251. The Company's net capital ratio was 6.15 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

In 2011, the Company made additional advances of $189,053 to BCM, one of the Company's stockholders. BCM repaid $160,000 of those advances, leaving a year-end balance of $85,494.

In connection with an arbitration settlement, the Company acquired certain shares of its capital stock from its investors. Payment was made to the investors by the owner of BCM. In exchange, the Company eliminated the $492,919 balance that BCM's owner owed to the Company.

The Company incurred an expense of $82,127 primarily for commissions earned by the owner of BCM. The Company owed BCM's owner $21,728 for commissions at year end. Additionally, the Company paid BCM's owner $78,000 for research and development services in connection with a potential hedge fund for the Company. The Company pays BCM's owner $13,000 per month for these services pursuant to an agreement dated July 2011. In September 2011, the monthly amount was changed to allow for up to $15,000 per month.

NOTE 5 - COMMISSIONS

The Company's largest revenue source is Prudential Annuities Life Assurance Corporation, providing commissions of approximately $1,044,000. Allianz also provided commissions of $942,718 to the Company during 2011.

NOTE 6 - OPERATING LEASES

The Company leases office space from Brookstone Note Services, LLC (BSN), a company affiliated by common control. The Company paid BSN $80,601 for rent of the facilities. Future lease payments required under the operating lease are as follows:

Year ending December 31,	
2012	$ 86,309
2013	89,031
2014	91,328
2015	62,088
	$ 328,756

The Company rents a residential dwelling from the owner of BCM under an informal agreement. In connection with that arrangement, rent expense of $30,000 was incurred during 2011.

Rent expense of $129,984 for the year ended December 31, 2011 is included in the accompanying Statement of Income.

The Company sublet office space and equipment to Platinum during 2011 under an informal rental agreement. Platinum paid the Company $2,500 for such rent during the year.

NOTE 7 - CONTINGENCIES

The Company, together with various other brokers and individuals, has been named as a defendant in several FINRA arbitrations that allege violations of federal and state securities laws and claim substantial damages. The Company is also a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various claims will not result in any material adverse effect on the Company's financial position. Nevertheless, due to uncertainties in the settlement process, it is at least reasonably possible that management's view of the outcome could change in the near term.

NOTE 8 - PENSION PLAN

The Company sponsors a simple IRA plan. Under the plan, all full time employees may elect to make pre-tax contributions of up to 15% of the gross pay, up to $15,500 per year. The Company makes a matching contribution of 100% of the employee's contribution, up to 3% of the employee's salary. The Company's contribution for the year ended December 31, 2011 was $15,005.

NOTE 9 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various activities in which counterparties include broker-dealers and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 10 - SUBSEQUENT EVENTS

Management has performed an analysis of the activities and transactions subsequent to December 31, 2011 to determine the need for any adjustments to and/or disclosures within the financial statements for the year ended December 31, 2011. Management has performed their analysis through February 1, 2012, the date the financial statements were available to be issued.

SUPPLEMENTAL MATERIAL

BROOKSTONE SECURITIES, INC.

SCHEDULE OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31, 2011

NET CAPITAL

Stockholders' equity per statement of financial condition	$	618,711
Less unallowed assets:		
Receivables from non-customers		42,270
Advances		85,494
Prepaid assets		70,279
Equipment, net of depreciation		61,782
Deposit		11,291
Other		871
Net capital	$	346,724

FORM X-17A-5 NET CAPITAL CALCULATION

Aggregate indebtedness:		
Accounts payable	$	96,346
Commissions payable		2,037,420
Total aggregate indebtedness		2,133,766
Requirement rate		.066667
Minimum required net worth (total aggregate indebtedness @ requirement rate)		142,251
Company's excess net capital		204,473
Actual net capital	$	346,724

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported above	$	346,724
Difference		-
Net capital as reported in Company's Part II (unaudited) FOCUS report	$	346,724

Note: There are no material differences in the computation of net capital and required net capital as reported above and the FOCUS report filed for December 31, 2011.

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
Brookstone Securities, Inc.

In planning and performing my audit of the financial statements of Brookstone Securities, Inc. (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 1, 2012

**INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO
BROOKSTONE SECURITIES, INC.'S SIPC ASSESSMENT RECONCILIATION**

To the Board of Directors of Brookstone Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Securities Investor Protection Corporation General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011, which were agreed to by Brookstone Securities, Inc. (the "Company"), the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. Brookstone Securities, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Pubic Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are presented below.

1. I compared the listed assessment payment in Form SIPC-7 with the respective cash disbursement records entry in the Company's 2011 general ledger and noted no differences.

2. I compared the total revenue amounts of the audited Form X-17A-5 with that reported on Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. I compared any adjustments reported in Form SIPC-7 with the Company's internal statement of income and noted no differences.

4. I tested the arithmetical accuracy of the calculations reflected in Form SIPC-7, along with the detail supporting the total adjustments reported on the Form SIPC-7, and noted no differences.

5. I determined that there was no overpayment applied to the current assessment reported on Form SIPC-7, and this was appropriate when compared to the prior period SIPC-7 filed by the Company.

* * * * *

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

David R. Ramos, CPA

February 1, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

RECEIVED JAN 03 2012

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

029116 FINRA DEC
BROOKSTONE SECURITIES INC 17*17
PO BOX 8087
LAKELAND FL 33802-8087

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

(863)687-3679 Dave Locy

2. A. General Assessment (item 2e from page 2)		$ 54,908.87
B. Less payment made with SIPC-6 filed (exclude interest) 7/18/11 Date Paid		(24,962.36)
C. Less prior overpayment applied		(-0-)
D. Assessment balance due or (overpayment)		29,946.51
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-0-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 29,946.51
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 29,946.51	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brookstone Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of _______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 27,294,228
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,329,576
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,104	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1,104
Total deductions	5,330,680
2d. SIPC Net Operating Revenues	$ 21,963,548
2e. General Assessment @ .0025	$ 54,908.87
	(to page 1, line 2.A.)